June 18, 2012

Mr. David Lyon

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:          CertusHoldings, Inc.

Registration Statement on Form S-1, File No. 333-179015

Filed on January 13, 2012

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933 (the “Securities Act”), CertusHoldings, Inc. (the “Company”) hereby requests the Commission’s consent to withdraw the above-referenced registration statement.  Due to market conditions and other factors, the Company has determined not to proceed with the public registration of its common stock at this time but may decide to do so in the future.  No shares of common stock have been offered or sold pursuant to the registration statement.  The Company also advises the Commission pursuant to Rule 477(c) under the Securities Act that it may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act.

The Company believes that withdrawal of the registration statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.  Accordingly, the Company respectfully requests that the SEC grant its request to withdraw the registration statement.

If you have any questions or comments about the foregoing, please contact Brennan Ryan of Nelson Mullins Riley & Scarborough LLP at (404) 322-6218.

Certus Holdings, Inc.

/s/ Milton H. Jones Jr.
Milton H. Jones Jr.
President and Chief Executive Officer